Exhibit 99.1

AUSTRALIA ACQUISITION CORP. AGREES TO ACQUIRE APPROXIMATELY $350 MILLION OF EMERGING MARKETS INVESTMENTS FROM HARBINGER CAPITAL PARTNERS

•	AAC to Combine Majority Stake in Asian Coast Development (Canada) Ltd. and Minority Stake in Ferrous Resources Limited to Form New Global Diversified Holding Company

•	Transaction creates new Emerging Markets Permanent Vehicle Controlled by Harbinger Capital Partners

•	Companies to Conduct Investor Conference Call on Wednesday, July 11, 2012 at 10:00am EDT

Melbourne, Australia, July 11, 2012 – Australia Acquisition Corp. (“AAC”; NASDAQ: AAC; AACOW; AACOU) and Harbinger Capital Partners LLC (“HCP”) announced today that they have agreed to a transaction in which AAC will acquire certain assets held by HCP in exchange for newly issued common shares in AAC. The assets being acquired by AAC are a majority interest in Asian Coast Development (Canada) Ltd. (“ACDL”), an international hotel and casino development company currently focused in Vietnam, and a minority interest in Ferrous Resources Limited (“Ferrous”), an iron ore producer focusing on the expansion of an export iron ore business in the Iron Quadrangle in Minas Gerais, Brazil. These assets are collectively valued at approximately $350 million.

The proposed transaction is expected to be completed in August 2012. Following the closing, the acquired assets will create the initial platform for a globally diversified holding company. Shares of the new company, which will be named Harbinger Global Corp., are expected to trade on the NASDAQ Stock Market. Philip A. Falcone, CEO of HCP, will serve as Executive Chairman of the new company while Peter Ziegler will serve as CEO. Messrs. Falcone and Ziegler will work together to develop and maximize value of the initial assets as well as to identify new opportunities to grow the company.

Mr. Falcone commented, “This transaction marks an important milestone for us in forming a new permanent capital vehicle focused on emerging markets. We continue to see opportunities to enhance value for Asian Coast Development in the fast-growing Far East hotel and gaming industry and Ferrous Resources, as it moves to increase organic iron ore production in Brazil. Additionally, we see this platform as providing investors in our funds with enhanced liquidity and opportunities for diversity and meaningful capital appreciation.”

Mr. Ziegler added, “We are extremely pleased to be partnering with Harbinger Capital Partners on this transaction. The acquisition of these assets provides AAC an opportunity to capitalize on the continuing growth of global emerging markets and, particularly those markets in the Asia Pacific region. This transaction not only brings together some exciting assets but also the management and financing expertise required to maximize their value. The AAC team and I look forward to working closely with the HCP team.”

Transaction Highlights:

Asian Coast Development (Canada) Ltd.

•	Issued first of its kind Investment Certificate by the Vietnamese government to develop a large-scale casino resort project on the Ho Tram Strip
•	Opening of first casino resort, to be operated by MGM Resorts, is scheduled for H1 2013
•	Second casino resort will be operated by Pinnacle Entertainment
•	The Ho Tram Strip is located in close proximity to 2.1 billion people who are under-served by existing facilities in the local gaming and entertainment sectors

Ferrous Resources Limited

•	Key location in Brazil’s Iron Ore Quadrangle
•	Six high quality iron ore assets in the states of Minas Gerais and Bahia totaling 4.8 billion tons of Joint Ore Reserve Committee (“JORC”) resources
•	Ranks among the top ten holders of iron ore resources globally
•	EBITDA positive, targeting production of 3 million tons per year (“Mtpy”) in 2012 and 17 Mtpy by 2016 with limited external capital requirements

Transaction Details:

Under the terms of the proposed transaction, Harbinger Capital Partners will receive 25,429,299 newly issued shares of AAC common stock in consideration for the stake in ACDL and 9,295,534 common shares of AAC in consideration for the stake in Ferrous. A portion of the consideration will be issued in the form of preferred stock, convertible into AAC common stock.

Upon closing of the transaction, the newly combined company, which will be named Harbinger Global Corp., will hold 65.4% of the outstanding common stock and 72.2% of the outstanding Series V preferred stock of ACDL, as well as 9.7% of Ferrous’ outstanding common stock. Harbinger Capital Partners will hold between approximately 83% and 96% of the outstanding common stock in the new entity and current stockholders of the Company will own between approximately 4% to 17% of Harbinger Global Corp depending on the amount of redemptions by existing stockholders of AAC in the tender offer discussed below.

Following the closing of the proposed transaction, Philip Falcone will serve as Executive Chairman of Harbinger Global Corp. and Peter Ziegler will serve as Vice Chairman and continue to serve as Chief Executive Officer.

The cash currently held in the Company’s trust account will be used to fund potential redemptions by AAC’s public common stockholders as well as AAC’s administrative and transaction expenses. Any remaining cash will be used for working capital, to facilitate growth initiatives, and other general corporate purposes.

The AAC Board of Directors and the participating HCP funds have approved the proposed transaction, which is expected to be completed in August 2012. As a condition to closing the transaction, AAC will provide its current stockholders with the opportunity to redeem their shares of common stock for an amount in cash equal to their pro rata share of the aggregate amount on deposit in the trust account established to hold the proceeds of AAC’s initial public offering, less taxes, upon the consummation of the business transaction. The transaction is not subject to approval by AAC stockholders, but does require that the holders of at least 8% (approximately $5 million) of the shares issued in AAC’s IPO not tender their shares for redemption. AAC intends to conduct these potential redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”). The tender offer documents to be filed with the SEC will contain substantially the same financial and other information about the business transaction and the redemption rights as is required under the SEC’s proxy rules. The tender offer is expected to close simultaneously with the closing of the business combination.

The PrinceRidge Group LLC is serving as exclusive financial advisor to Australia Acquisition Corp., and Kelley Drye & Warren LLP is serving as legal counsel.

Additional information about the transaction, as well as the operations of ACDL and Ferrous, will be contained in an investor presentation that will be made public today and filed by Australia Acquisition Corp. with the SEC. Interested parties should visit the SEC website at www.sec.gov.

Conference Call Scheduled

Australia Acquisition Corp. and Harbinger Capital Partners will host a joint conference call to discuss the proposed business combination with the investment community on Wednesday, July 11, 2012 at 10:00 a.m. EDT. Investors may participate in the conference call by dialing (877) 375-4189 (US) or (973) 935-2046 (international). A replay will be available from 12:00 p.m. ET, July 11th until to 11:59 p.m. on July 25th by dialing: (855) 859-2056 (US) or (404) 537-3406 (international) and entering conference code 10083701.

About Australia Acquisition Corp.

Australia Acquisition Corp. (NASDAQ: AAC; AACOW; AACOU) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Australia Acquisition Corp. is a Cayman Islands corporation formed in 2010 with Peter Ziegler as its Chairman and Chief Executive Officer, Charbel Nader as its Executive Vice President, and Stephen Streeter as its Chief Financial Officer and Executive Vice President.

About Harbinger Capital Partners

Harbinger Capital Partners is a private investment firm specializing in event-driven and distressed strategies. Founded in 2001 with Philip Falcone as the Chief Executive Officer and Chief Investment Officer, Harbinger Capital Partners seeks to invest in alpha-generating ideas that are uncorrelated to investment cycles. Philip Falcone leads HCP's investment team, relying on his extensive experience in distressed debt, leveraged finance, and special situations across an array of market cycles.

About Asian Coast Development (Canada) Ltd.

ACDL is an international hotel and casino development company specializing in integrated resort destinations. ACDL, through its wholly-owned subsidiary Ho Tram Project Company Ltd., is the developer of the Ho Tram Strip, a group of integrated resorts to be located on more than 400 acres of land and more than two kilometers of pristine beach in Ho Tram, and approved in an Investment Certificate issued by the Government of Vietnam. With a focus on providing a personalized blend of excitement and relaxation, the Ho Tram Strip will feature something for everyone, from lavish entertainment to premium shopping and exceptional recreational facilities.

In November 2008, ACDL entered into an agreement with MGM Resorts International to provide pre-opening services and to manage and operate under the MGM brand the first of ACDL's five planned resorts. This will be Vietnam's first large scale integrated resort and ultimately will include an 1,100-room, five-star MGM Grand hotel, a world-class entertainment facility, restaurants, high-tech meeting space, an exclusive VIP gaming area, a championship golf course, as well as a variety of beach-front recreation activities. Phase I of this development is scheduled to open in the first half of 2013 and will be the initial component of the largest integrated resort complex in Vietnam.

About Ferrous Resources Limited

Ferrous holds significant iron ore assets in Brazil, with current JORC resources of 4.8 billion tons. It has five distinct assets in the Iron Quadrangle region of Minas Gerais state, the largest iron ore producing region in Brazil, and one asset in Bahia state. Ferrous plans to become one of the world’s largest producers and suppliers of seaborne iron ore, targeting production of 17 Mtpy by 2016.

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

NO ASSURANCES

There can be no assurance that the transaction will be completed, nor can there be any assurance, if the transaction is completed, that the potential benefits will be realized. The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating to the transaction, a copy of which will be filed by Australia Acquisition Corp. with the SEC as an exhibit to a Current Report on Form 6-K.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

The tender offer for the outstanding securities of AAC referred to herein has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy AAC securities will be made pursuant to an offer to purchase and related materials that AAC intends to file with the SEC. At the time the offer is commenced, AAC will file a tender offer statement on Schedule TO with the SEC. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all security holders of AAC when available. In addition, all of these materials (and all other materials filed by AAC with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by AAC by directing a request to: Australia Acquisition Corp., Level 9 Podium, 530 Collins Street, Melbourne VIC 3000, Australia.

Security holders of AAC are urged to read the tender offer documents and the other relevant materials when they become available before making any investment decision with respect to the tender offer because they will contain important information about the tender offer, the business combination transaction and the parties to the transaction.

PARTICIPANTS IN THE TENDER OFFER

Australia Acquisition Corp. and its directors and officers may be deemed participants in the tender offer with respect to the transaction. A list of the names of those directors and officers and a description of their interests in Australia Acquisition Corp. is contained in Australia Acquisition Corp.’s annual report on Form 20-F for the fiscal year ended June 30, 2011 which was filed with the SEC, and will also be contained in the tender offer document for the proposed business combination when available.

Contacts:

Investor Inquiries

KCSA Strategic Communications

Todd Fromer / Rob Fink

212.896.1215 / 212.896.1206

rfink@kcsa.com

Media Inquiries
For Australia Acquisition Corp.	For Harbinger Capital Partners
KCSA Strategic Communications	Sitrick And Company
Lewis Goldberg	Lewis Phelps
212.896.1216	310.890.7369 (cell) or 310.788.2850 (landline)
lgoldberg@kcsa.com	lew_phelps@sitrick.com